Mail Stop 3561

February 19, 2008

By U.S. Mail and facsimile to (503) 985-5800

Timothy P. Boyle
President and Chief Executive Officer
Columbia Sportswear Company
14375 NW Science Park Drive
Portland, OR 97229

> **Re: Columbia Sportswear Company**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 0-23939**

Dear Mr. Boyle:

We have reviewed your January 7, 2008 response to our comments of December 6, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

Sincerely,

Ellie Quarles
Special Counsel

cc: Peter J. Bragdon
          Vice President, General Counsel
           and Secretary